                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (Amendment No.  5 ) /1/
                                           ---


                           POTOMAC BANCSHARES, INC.
                           ------------------------
                                NAME OF ISSUER


                                    COMMON
                                    ------
                         Title of Class of Securities


                                   737643106
                                   ---------
                                 CUSIP Number



Check the following box if a fee is being paid with this statement [    ].  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has no amendment subsequent thereto reporting beneficial owner ship of five percent or less of such class.) (See rule 13d-7).



___________________________________

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  737643106             13G                     Page  1   of   4  Pages
           ---------                                          ---      ---

  1         NAME OF REPORTING PERSONS           Bank of Charles Town
                                                Trust & Financial Services Dept.
            S.S OR I.R.S. OR IDENTIFICATION
            NO. OF ABOVE PERSON                 55-0118850

  2         CHECK THE APPROPRIATE BOX IS A MEMBER OF A GROUP*

            Shares held by Bank's Trust Department              (a) [ ]
                                                                (b) [X]

  3         SEC  use only

  4         CITIZENSHIP OR PLACE OF ORGANIZATION

            West Virginia Corporation

 NUMBER OF          5   SOLE VOTING POWER
  SHARES
                                                    1,440


BENEFICIALLY        6   SHARED VOTING POWER
 OWNED BY
                                                    1,740


   EACH             7   SOLE DISPOSITIVE POWER
 REPORTING
                                                    1,440

  PERSON            8   SHARED DISPOSITIVE POWER
   WITH
                                                    1,740

 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                      -0-

 10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*
                                                      [ ]

 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                       0%

 12         TYPE OF REPORTING PERSON*

                                                      BK

    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a)-NAME OF THE BANK ISSUER:

          POTOMAC BANCSHARES, INC. (a one-bank holding company)
          by: BANK OF CHARLES TOWN

ITEM 1(b)-ADDRESS OF BANK'S PRINCIPAL EXECUTIVE OFFICES:

          111 East Washington Street
          P. O. Box 906
          Charles Town, WV  25414

ITEM 2(a)-NAME OF PERSON FILING:

          BANK OF CHARLES TOWN
          Trust and Financial Services Division

ITEM 2(b)-ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          111 East Washington Street
          P. O. Drawer 40
          Charles Town, WV  25414

ITEM 2(c)-CITIZENSHIP:  Not applicable

ITEM 2(d)-TITLE OF CLASS OF SECURITIES:  Common Stock

ITEM 2(e)-CUSIP NUMBER:  737643106

ITEM 3-STATEMENT FILED UNDER SECTION 13d-1(b):

          Trust and Financial Services Division, Bank of Charles
          Town, is a bank as defined in section 3(a)(6) of the Act.

          Bank of Charles Town is a wholly owned subsidiary of POTOMAC BANCSHARES, INC., a one-bank holding company.

ITEM 4-OWNERSHIP:

      (a) No (-0-) shares of POTOMAC BANCSHARES are beneficially owned as of December 31, 1999.

      (b) Percent of class:  -0- of 600,000 total = 0.00%

      (c) (i)  Trust department holds Sole power
               to vote or to direct the vote of            1,440 shares

         (ii)  Trust department holds Shared power
               to vote or to direct the vote of            1,740 shares

        (iii)  Trust department holds Sole power to
               dispose or to direct the disposition of     1,440 shares

         (iv)  Trust department holds Shared power to
               dispose or to direct the disposition of     1,740 shares

  The Trust Department holds 49,194 shares in accounts in which all power to vote and direct disposition is retained by grantor or beneficiaries; with no power to vote, and no power to direct disposition, vested in the bank as fiduciary. The shares are held in fiduciary and agency accounts by the Trust and Financial Services Division (the Trust Department) for the benefit of grantors and beneficiaries of the accounts owning POTOMAC BANCSHARES stock. No Trust department client, beneficiary, or grantor holds a preferred-right to purchase POTOMAC BANCSHARES stock: The opportunity to purchase accrues and devolves to all present shareholders and non-shareholders equally. Any future receipts of

POTOMAC BANCSHARES stock for accounts in the BANK OF CHARLES TOWN, Trust and Financial Services Division will be the result of:
  1) shares received upon qualification as executor or administrator of a deceased shareholder's estate, or
  2) delivery in kind, or specific and expressed direction to purchase, by the client or grantor.
It is the express policy of the Trust and Department not to encourage, recommend, or suggest the purchase of POTOMAC BANCSHARES stock for trust or agency accounts.

ITEM 5-OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

       Not applicable

ITEM 6-OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
       PERSON:  (AS OF DECEMBER 31, 1999)

The Trust and Financial Services Division holds a total of 52,374 shares of POTOMAC BANCSHARES stock. For 49,194 shares, or 8.20% of the class, the right to receive or the power to direct the receipt of dividends from these securities, and the right to receive or the power to direct the receipt of proceeds from the sale of these securities, is vested in the grantors and beneficiaries with no such authority vested in the trust division. For 1,440 shares, or .24% (.0024) of the class, the Trust and Financial Services Division holds sole authority to vote and direct disposition through its fiduciary capacity. For 1,740 shares, or
 .29% (.0029) of the class, the Trust and Financial Services Division holds shared authority to vote and direct disposition through its fiduciary capacity.

No one individual client has such an interest that relates to more than 5% of the class.

ITEM 7-IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
       ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
       HOLDING COMPANY:

       Not applicable

ITEM 8-IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

       Not applicable

ITEM 9-NOTICE OF DISSOLUTION OF GROUP:

       Not applicable

ITEM 10-CERTIFICATION:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purpose or effect.

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

/s/Charles W. LeMaster                                            2/4/2000
--------------------------------------------------            ----------------
Charles W. LeMaster, President                                       DATE

/s/Robert L. Hersey                                               2/4/2000
--------------------------------------------------            -----------------
Robert L. Hersey, Vice President and Trust Officer                   DATE

frm13g99.rlh

                         Holders AS OF A Specific Date
                     * * * POTOMAC BANCSHARES, INC. * * *
                                AS OF 12/31/99

Ticker Symbol : PTBS
Cusip Number : 737643106
---------------------------------------------------------------
Account #    Account Name                                Shares
10-02262   **ESTATE OF DOROTHY CAPERTON                   1,740.
12-00112    *MARY BOGARDUS PORTERFIELD COMMITTEE          1,440.
20-01929     CAROLYN B. MARSHALL TRUST                    2,880.
22-02189     EDWARD L. MCDONALD, JR. , FAMILY TRUST         234.
25-00270     ZION CHURCH G/F TRUST                          320.
25-01820     OLD CHARLES TOWN LIBRARY TRUST               2,000.
30-01206     P. GERALD & JEAN F. DORSEY                     184.
30-01500     BARBARA A. WHITE AGENCY                         48.
30-01911     E. CHARLES STOCKMAR AGENCY                   2,090.
31-02055     MARY B. PORTERFIELD AGENCY                   3,156.
31-02057     PHILIP T. PORTERFIELD, JR. AGENCY           11,776.
31-02086     JUNE E. HUYETT AGENCY                        8,600.
31-02110     GUNNELL H. PORTERFIELD  AGENCY               7,075.
31-02154     GEORGE M. WILLIAMS AGENCY                       80.
32-02134     CHARLES E BECKER AGENCY                        223.
32-02208     ANN C. PORTERFIELD TRUSTEE,AGENCY            8,096.
32-02215     MARGARET R. SKINNER AGENCY                     286.
41-02153     ROBERT L. HERSEY IRA                           200.
44-02149     NICHOLS & SKINNER, L.C. P/S                  1,946.
                                                        -------
                                 TOTAL SHARES HELD       52,374.

TOTAL PTBS SHARES OUTSTANDING:    600,000

                                               SHARES HELD   PER CENT OF CLASS
                                               -----------   -----------------
 *FULL VOTING AND DISPOSITION AUTHORITY
  HELD BY BANK AS FIDUCIARY: SHARES NOT
  VOTED BY BANK                                       1,440    .24% or .0024

**VOTING AND DISPOSITION AUTHORITY SHARED
  WITH CO-EXECUTOR:  SHARES NOT VOTED BY
  BANK                                                1,740    .29% or .0029

  VOTING AND DISPOSITION AUTHORITY HELD
  BY OWNER/GRANTOR                                   49,194   8.20% or .0820
                                                     ------   --------------

                                 TOTAL SHARES        52,374   8.73% or .0873
                                                     ======   ==============